Filed pursuant to Rule 424(b)(3)
Registration No. 333-264548

CLARION PARTNERS REAL ESTATE INCOME FUND INC.

SUPPLEMENT DATED NOVEMBER 15, 2024 TO

THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION

DATED MAY 1, 2024

Effective November 15, 2024, the following changes are made to the Fund’s Prospectus:

The following replaces the second paragraph under “Investment Strategies” in the “Prospectus Summary” section of the Prospectus:

Investments may consist of (i) investments in privately owned commercial real estate, in the form of equity and debt (“Private CRE”) and (ii) publicly traded real estate debt and equity securities (“Publicly Traded Real Estate Securities”). It is expected that a majority of the Fund’s underlying investments in real estate will be located in the United States. Once we receive any necessary consents with respect to our existing investments, we plan to own all or substantially all of our investments through the Fund’s operating partnership, CPREIF Operating Partnership L.P. (the “Operating Partnership”).

The following replaces the second paragraph under “Repurchases” in the “Prospectus Summary” section of the Prospectus:

A stockholder who tenders its Common Stock with a tender valuation date within 12 months of the original issue date of such Common Stock will be subject to a fee of 2.00% of the NAV of the Common Stock repurchased by the Fund; this reduction is referred to herein as an “Early Withdrawal Fee.” If applicable, payment of the Early Withdrawal Fee will be made by reducing the repurchase proceeds. The Early Withdrawal Fee will be retained by the Fund for the benefit of remaining stockholders. Shares repurchased will be treated as having been repurchased on a “first-in/first-out” basis. Therefore, the portion of Common Stock repurchased will be deemed to have been taken from the earliest Common Stock purchased by such stockholder. The Early Withdrawal Fee will not apply to Common Stock acquired through dividend reinvestment, and FTFA may waive the Early Withdrawal Fee in its sole discretion under certain circumstances: (i) with respect to repurchase requests submitted by discretionary model portfolio management programs (and similar arrangements); (ii) with respect to repurchase requests from feeder funds (or similar vehicles) primarily created to hold Common Stock, which are offered to non-U.S. persons, where such funds seek to avoid imposing such a deduction because of administrative or systems limitations; (iii) pursuant to an asset allocation program, wrap fee program or other investment program offered by a financial institution where investment decisions are made on a discretionary basis by investment professionals; and (iv) pursuant to an automatic non-discretionary rebalancing program.

The following replaces the second footnote in the “Summary of Fund Expenses” section of the Prospectus:

(2)

A stockholder who tenders its Common Stock with a tender valuation date within 12 months of the original issue date of such Common Stock will be subject to a fee of 2.00% of the NAV of the Common Stock repurchased by the Fund. If applicable, payment of the Early Withdrawal Fee will be made by reducing the repurchase proceeds. The Early Withdrawal Fee will be retained by the Fund for the benefit of remaining stockholders. Shares repurchased will be treated as having been repurchased on a “first-in/first-out” basis. Therefore, the portion of Common Stock repurchased will be deemed to have been taken from the earliest Common Stock purchased by such stockholder. The Early Withdrawal Fee will not apply to Common Stock acquired through dividend reinvestment, and FTFA may waive the Early Withdrawal Fee in its sole discretion under certain circumstances: (i) with respect to repurchase requests submitted by discretionary model portfolio management programs (and similar arrangements); (ii) with respect to repurchase requests from feeder funds (or similar vehicles) primarily created to hold Common Stock, which are offered to non-U.S. persons, where such funds seek to avoid imposing such a deduction because of administrative or systems limitations; (iii) pursuant to an asset allocation program, wrap fee program or other investment program offered by a financial institution where investment decisions are made on a discretionary basis by investment professionals; and (iv) pursuant to an automatic non-discretionary rebalancing program. See “Repurchases” below for additional information about Common Stock repurchases.

The following replaces the “Use of Proceeds” section of the Prospectus:

The Fund will invest the net proceeds of the sale of its Common Stock in accordance with the Fund’s investment objective and policies as stated below. The Fund generally expects to invest the proceeds from the offering within 30 days from receipt thereof. Pending the investment of the proceeds pursuant to the Fund’s investment objective and policies, the Fund may invest a portion of the proceeds of the offering, which may be a substantial portion, in fixed income securities, mutual funds, exchange-traded funds, Publicly Traded Real Estate Securities, money market securities, cash or cash equivalents. In addition, the Fund may maintain a portion of the proceeds in cash to meet operational needs. The Fund may be prevented from achieving its investment objective during any time in which the Fund’s assets are not substantially invested in accordance with its policies.

The following replaces the second paragraph under “Temporary Strategies” in the “The Fund’s Investments” section of the Prospectus:

In implementing these temporary strategies, the Fund may invest all or a portion of its assets in fixed income securities; mutual funds; exchange-traded funds; Publicly Traded Real Estate Securities; U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the Treasury or by U.S. government agencies or instrumentalities; certificates of deposit issued against funds deposited in a bank or a savings and loan association; commercial paper; bankers’ acceptances; bank time deposits; shares of money market funds; securities issued or guaranteed by the federal government or any of its agencies, or any state or local government; repurchase agreements with respect to any of the foregoing; or any other securities or cash equivalents that Clarion Partners considers consistent with this strategy. It is impossible to predict when, or for how long, the Fund will use these alternative strategies. There can be no assurance that such strategies will be successful.

The following replaces the second paragraph under “Early Withdrawal Fee” in the “Repurchases” section of the Prospectus:

If applicable, payment of the Early Withdrawal Fee will be made by reducing the repurchase proceeds. The Early Withdrawal Fee will be retained by the Fund for the benefit of remaining stockholders. Common Stock repurchased will be treated as having been repurchased on a “first-in/first-out” basis. Therefore, the portion of Common Stock repurchased will be deemed to have been taken from the earliest Common Stock purchased by such stockholder. FTFA may waive the Early Withdrawal Fee in its sole discretion under certain circumstances: (i) with respect to repurchase requests submitted by discretionary model portfolio management programs (and similar arrangements); (ii) with respect to repurchase requests from feeder funds (or similar vehicles) primarily created to hold Common Stock, which are offered to non-U.S. persons, where such funds seek to avoid imposing such a deduction because of administrative or systems limitations; (iii) pursuant to an asset allocation program, wrap fee program or other investment program offered by a financial institution where investment decisions are made on a discretionary basis by investment professionals; and (iv) pursuant to an automatic non-discretionary rebalancing program.

Capitalized terms not defined herein have the meanings assigned to them in the Prospectus.

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